UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 9 September 2009
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X             Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                  No X

HARMONY PROCEEDS WITH PAMODZI FREE STATE ACQUISITION

Liquidators, National Union of Mineworkers, Solidarity and The Industrial Development
Corporation in support

Johannesburg. Wednesday, 9 September 2009. On 28 August 2009, Harmony Gold Mining Company
Limited (Harmony) suspended its negotiations with the provisional liquidators of Pamodzi Gold Free
State (Proprietary) Limited (in provisional liquidation) (Pamodzi Gold Free State) in respect of its acquisition of the assets of Pamodzi Gold Free State in order to allow all stakeholders an opportunity to assess the proposed recapitalisation of the Pamodzi Gold group of companies and the likelihood of it succeeding.

Harmony announced today that it had recommenced discussions with the provisional liquidators of
Pamodzi Gold Free State and that all of the acquisition agreements have now been signed.

This follows further consideration by Harmony, the provisional liquidators of Pamodzi Gold Free State,
The Industrial Development Corporation, as a major secured creditor, the National Union of
Mineworkers and Solidarity of the proposed recapitalisation of the Pamodzi Gold group of companies.
These parties have confirmed that they support Harmony’s acquisition and are of the view that it is the most suitable option available to stakeholders generally.

Harmony CEO Graham Briggs said: “We are of the view that Harmony has offered a fair price and that, when implemented, Harmony's acquisition of the assets of Pamodzi Gold Free State will provide a sustainable, long-term future for the relevant stakeholders in the Free State. We have acted in good faith throughout the negotiation process.”

Ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated:
September 9, 2009
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Interim Financial Director